The Board of Directors
Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario
M5J 2N7

May 15, 2003

Dear Sirs:

I consent to inclusion in this Form 40-F of Fairfax Financial Holdings Limited of my report dated February 10, 2003, related to the valuation of the policy liabilities of the subsidiary insurance and reinsurance companies of the Company as at December 31, 2002.

Yours truly,

/s/ Richard Gauthier, FCIA, FCAS

PricewaterhouseCoopers LLP

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.